UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.

)*

Terra Nostra Resources Corp.

(Name of Issuer)

Common Stock, $0.001  par value

 (Title of Class of Securities)

88101C 106

(CUSIP Number)

Donald Nicholson

790 E Colorado Blvd, 9th Flr., Pasadena, CA 91101

(626) 796-0088

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

88101C 106

1.    Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

Charnwood Green Ltd.

2.    Check the Appropriate Box if a Member of a Group

(a)

(b)

X

3.

SEC Use Only

4.

Source of Funds (See Instructions)

WC

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.

Citizenship or Place of Organization

British Virgin Islands

7.  Sole Voting Power

5,540,000 (includes warrants to purchase 1,740,000

Number of

shares of common stock)

Shares Bene-

ficially

8.  Shared Voting Power

0

Owned by Each

Reporting

9.  Sole Dispositive Power

5,540,000 (includes warrants to purchase 1,740,000

Person With

shares of common stock)

10.  Shared Dispositive Power

0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,540,000 (includes warrants to

purchase 1,740,000 shares of common stock)

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)

9.1%

14.   Type of Reporting Person (See Instructions)

CO

Item 1.

Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of Terra Nostra Resources Corp. (the “Issuer”).  Its principal executive offices are located at 790 East Colorado Blvd., 9th Floor, Pasadena, California, U.S.A., 91101.

Item 2.

Identity and Background

(a)  This Schedule 13D is being filed by Charnwood Green Ltd., an investment trust of which Mr. Bunsit Chung is the investment trust administrator.

(b)  The business address of Charnwood Green Ltd. is Level 13, 1 Queen’s Road Central, Hong Kong.

(c)  The principal business of Charnwood Green Ltd. is an investment trust.

(d)  During the last five (5) years, neither Mr. Chung nor Charnwood Green Ltd., nor any of its officers or directors has been convicted in any criminal proceeding.

(e)  During the last five (5) years, neither Mr. Chung nor Charnwood Green Ltd., nor any of its officers or directors, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) Charnwood Green Ltd. is a company incorporated in the British Virgin Islands.

Item 3.

Source and Amount of Funds or Other Consideration

On December 31, 2007, Charnwood Green Ltd. invested $975,000.00 from their corporate funds pursuant to a convertible debenture with the Issuer.

The transactions listed below were not prior reported by Charnwood Green Ltd.

On May 31, 2006, Charnwood Green Ltd. invested $3,000,000 from their corporate funds pursuant to a private placement.

On January 31, 2006, Charnwood Green Ltd. received gifted shares from Mayfield Investments Holdings S.A., in a private transaction.

On November 30, 2005, Charnwood Green Ltd. invested $3,000,000 from their corporate funds pursuant to a private placement.

No borrowed funds were used to purchase these Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.

Purpose of Transaction

Charnwood Green Ltd. purchased the shares based on their belief of an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to Charnwood Green Ltd., and the availability of shares at prices that would make the purchase of additional shares desirable, Charnwood Green Ltd. may endeavor to increase their position in the Issuer through the purchase of shares on the open market or in private transactions.

There are no plans or proposals which Charnwood Green Ltd. may have in regard to:

(a)

The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;

(b)

A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amont of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any other actions similar to those above.

Charnwood Green Ltd. has no present plans or proposals relating to the Issuer and has no plans to dispose of any of the shares of the Issuer at this time.

Item 5.

Interest in Securities of the Issuer

(a)

Charnwood Green Ltd. holds a total of 3,500,000 shares of common stock of the Issuer and has the right to purchase another 300,000 shares of common stock of the Issuer underlying a convertible debenture and 1,740,000 shares of common stock pursuant to outstanding exercisable warrants.  Fully exercised, Charwood Green Ltd. would hold a total of 5,540,000 shares of common stock of the Issuer directly in its name which represents 9.1% of the currently reported 60,800,332 issued and outstanding shares as of last report filed on the Issuer’s Form 10-QSB of February 29, 2008.

(b)

Mr. Chung, as the investment trust administrator of Charnwood Green Ltd. has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)

During the 60 sixty day period preceding the date of the filing of this Schedule 13D, Charnwood Green Ltd. had not purchased any shares of the Issuer.   Mrs. Debbie Chung, wife to Bunsit Chung, however purchased 200,000 of the Issuer’s issued and outstanding shares directly in her name on April 7, 2008.  Mr. Chung disclaims any voting or investment power, and any beneficial ownership of these shares.

(d)

Mr. Chung, as the investment trust administrator of Charnwood Green Ltd., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held in the name of Charnwood Green Ltd.  Charnwood Green Ltd. will have the right to receive the dividends.  No one other than Mr. Chung has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in the name of Charnwood Green Ltd. referred to above in paragraph (a) of this Item 5.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2008

Date

/s/ Bunsit Chung

Signature

Bunsit Chung, Investment Trust Administrator of Charnwood Green Ltd.

Name/Title

4